No Act
PE 3/11/11



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE





11006033

March 11, 2011

Michael J. Riella
Covington & Burling LLP
1201 Pennsylvania Avenue NW
Washington, DC 20004-2401

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-11-11

Re: King Pharmaceuticals, Inc.

Dear Mr. Riella:

This is in regard to your letter dated March 11, 2011 concerning the shareholder proposal submitted by Kenneth Steiner for inclusion in King Pharmaceuticals' proxy materials for an annual meeting of security holders. Your letter indicates that King Pharmaceuticals will not hold the annual meeting and that King Pharmaceuticals therefore withdraws its January 26, 2011 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Matt S. McNair
Attorney-Adviser

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

COVINGTON & BURLING LLP

1201 PENNSYLVANIA AVENUE NW
WASHINGTON, DC 20004-2401
TEL 202.662.6000
FAX 202.662.6291
WWW.COV.COM

BEIJING
BRUSSELS
LONDON
NEW YORK
SAN DIEGO
SAN FRANCISCO
SILICON VALLEY
WASHINGTON

March 11, 2011

VIA E-MAIL: shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: **King Pharmaceuticals, Inc. — Withdrawal of No-Action Request Letter Regarding the Shareholder Proposal Submitted by Kenneth Steiner (with John Chevedden Acting as Proxy)**

Ladies and Gentlemen:

By letter dated January 26, 2011, King Pharmaceuticals, Inc., a Tennessee corporation (the "Company"), submitted to the staff of the Division of Corporation Finance (the "Staff") a no-action request (the "No-Action Request Letter") relating to the Company's intention to exclude from its proxy materials for its 2011 Annual Meeting of Shareholders (the "Annual Meeting") a shareholder proposal received by the Company on October 7, 2010, submitted by Kenneth Steiner and naming John Chevedden as his proxy.

On March 1, 2011, Pfizer Inc. announced the completion of its acquisition of the Company through the merger of its wholly owned subsidiary with and into the Company, effective February 28, 2011. The Company is now a wholly owned subsidiary of Pfizer Inc. Accordingly, the Company will not be holding the Annual Meeting, and Mr. Steiner's request with respect to the Annual Meeting proxy materials is moot. On behalf of the Company, we respectfully advise the Staff that we hereby withdraw the No-Action Request Letter.

If you have any questions or desire additional information, please contact the undersigned at (202) 662-5168.

Sincerely,



Michael J. Riella

cc: John Chevedden
Kenneth Steiner
William L. Phillips III, King Pharmaceuticals, Inc.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

February 2, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
King Pharmaceuticals, Inc. (KG)
Special Shareowner Meetings
Kenneth Steiner

Ladies and Gentlemen:

This responds further to the January 26, 2011 company request to avoid this established rule 14a-8 proposal.

The proposal clearly states, "amend our bylaws and each appropriate governing document to give shareholders the power to call a special shareowner meeting ... (to the fullest extent permitted by law).

Entergy Corporation (February 4, 2008) is an example of a proposal on this same topic which did not lock in a specific percentage of shareholders and had the words "reasonable percentage." Shareholders apparently did not consider a "reasonable percentage" false and misleading because shareholders gave 55%-support to the proposal.

This is to request that the Securities and Exchange Commission allow this resolution in its entirety to stand and be voted upon in the 2011 proxy.

Sincerely,



John Chevedden

cc: Kenneth Steiner
William L. Phillips <William.Phillips@kingpharm.com>

February 4, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Entergy Corporation
Incoming letter dated December 21, 2007

The proposal asks the board to amend the company's bylaws and any other appropriate governing documents to give holders of a reasonable percentage of the company's outstanding common stock the power to call a special shareholder meeting, in compliance with applicable law.

We are unable to concur in your view that Entergy may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that Entergy may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that Entergy may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Entergy may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

Sincerely,

John R. Fieldsend
Attorney-Adviser

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

February 1, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
King Pharmaceuticals, Inc. (KG)
Special Shareowner Meetings
Kenneth Steiner

Ladies and Gentlemen:

This responds to the January 26, 2011 company request to avoid this established rule 14a-8 proposal.

The resolved statement of the proposal states (emphasis added):
RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give shareholders the power to call a special shareowner meeting without any exception or exclusion conditions (to the fullest extent permitted by law) that apply only to shareowners but not to management and/or the board ***and to explicitly so state this in our applicable governing documents.***

Bristol-Myers Squibb Co. (March 9, 2006) emphasized the significant distinction of including text in the bylaws or charter: "We note that there is a substantive distinction between a proposal that seeks a policy and a proposal that seeks a bylaw or charter amendment."

The proposal clearly states, "amend our bylaws and each appropriate governing document to give shareholders the power to call a special shareowner meeting ... (to the fullest extent permitted by law).

This is to request that the Securities and Exchange Commission allow this resolution in its entirety to stand and be voted upon in the 2011 proxy.

Sincerely,



John Chevedden

cc: Kenneth Steiner
William L. Phillips <William.Phillips@kingpharm.com>

[KG: Rule 14a-8 Proposal, October 7, 2010]

3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give shareholders the power to call a special shareowner meeting without any exception or exclusion conditions (to the fullest extent permitted by law) that apply only to shareowners but not to management and/or the board and to explicitly so state this in our applicable governing documents.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowner input on the timing of shareowner meetings is especially important during a major restructuring – when events unfold quickly and issues may become moot by the next annual meeting. This proposal does not impact our board's current power to call a special meeting.

The merit of this Special Shareowner Meeting proposal should also be considered in the context of the need for additional improvement in our company's 2010 reported corporate governance status.

Please encourage our board to respond positively to this proposal: Special Shareowner Meetings – Yes on 3. [Number to be assigned by the company.]

Notes:
Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

[STAFF REPLY LETTER]

March 9, 2006

Amy L. Goodman
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Re: Bristol-Myers Squibb Co. Incoming letter dated March 1, 2006

Dear Ms. Goodman:

This is in response to your letter dated March 1, 2006 concerning the shareholder proposal submitted to Bristol-Myers by Charles Miller. We also have received a letter on the proponent's behalf dated March 6, 2006. On January 27, 2006, we issued our response expressing our informal view that Bristol-Myers could not exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

The Division grants the reconsideration request, as there now seems to be some basis for your view that Bristol-Myers may exclude the proposal under rule 14a-8(i)(10). **We note that there is a substantive distinction between a proposal that seeks a policy and a proposal that seeks a bylaw or charter amendment.** In this regard, however, we further note that the action contemplated by the subject proposal is qualified by the phrase "if practicable" and that the company has otherwise substantially implemented the proposal. Accordingly, we will not recommend enforcement action to the Commission if Bristol-Myers omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

/s/

Martin P. Dunn

Acting Director


King Pharmaceuticals

King Pharmaceuticals,® Inc.
501 Fifth Street
Bristol, TN 37620

Wm. L. Phillips III
Corporate Secretary
Vice President
Assistant General Counsel
423.990.2523
Fax 423.990.0544
will.phillips@kingpharm.com

January 26, 2011

BY ELECTRONIC MAIL

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: King Pharmaceuticals, Inc. — Shareholder Proposal Submitted by Kenneth Steiner (with John Chevedden Acting as Proxy)

Ladies and Gentlemen:

This letter is to notify the Securities and Exchange Commission (the "Commission"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "Exchange Act"), that King Pharmaceuticals, Inc., a Tennessee corporation (the "Company"), intends to exclude from its proxy materials for its 2011 Annual Meeting of Shareholders (the "2011 Annual Meeting") a shareholder proposal received by the Company on October 7, 2010, submitted by Kenneth Steiner (the "Proponent") and naming John Chevedden as his proxy. For the reasons set forth below, the Company intends to exclude the Proposal from its proxy materials in reliance on Exchange Act Rules 14a-8(i)(10) and (i)(3). The Company requests confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend enforcement action to the Commission if the Company excludes the Proposal from its proxy materials for the 2011 Annual Meeting in reliance on Rule 14a-8.

A copy of the Proposal, the Proponent's supporting statement and the related correspondence received from the Proponent and his proxy are attached to this letter as Exhibit A.

In accordance with *Staff Legal Bulletin No. 14D* (November 7, 2008), this letter and its attachments are being e-mailed to shareholderproposals@sec.gov no later than 80 calendar days prior to the date on which the Company will submit its definitive proxy materials for the 2011 Annual Meeting to the Commission. In accordance with Rule 14a-8(j), a copy of this letter and its attachments are being sent to the Proponent. As a courtesy, a copy of this letter and its attachments are being sent to Mr. Chevedden.

THE PROPOSAL

The Proposal requests that the Company's shareholders approve the following resolution:

> RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give shareholders the power to call a special shareowner meeting without any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board and to explicitly so state this in our applicable governing documents.

BACKGROUND AND GROUNDS FOR EXCLUSION

In connection with the Company's 2010 annual meeting of shareholders, the Proponent submitted a proposal (the "2010 Proposal") requesting that the Board amend the Company's bylaws and other governing documents "to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareowner meeting." The Staff concurred that the 2010 Proposal could be omitted from the Company's proxy materials for the 2010 annual meeting pursuant to Rule 14a-8(i)(10) because the 2010 Proposal had already been substantially implemented by the Company. *See* King Pharmaceuticals, Inc. (Mar. 17, 2010). In making such determination, the Staff specifically noted that it relied on the Company's representation that, under Tennessee law, the Company must hold a special meeting upon the request of holders of 10% of the votes entitled to be cast on any issued proposed to be considered at the special meeting. *Id.* Tennessee law in this respect has not changed in the last year, yet, the Proponent again seeks the same essential objective as the 2010 Proposal. As described below, once a proposal has been substantially implemented, Rule 14a-8(i)(10) does not require that a company and its shareholders reconsider the issue – here, the Proponent is asking the Company and its shareholders to do just that. Additionally, as was the case for the 2010 Proposal, the Proposal is vague and indefinite so as to be misleading.

Accordingly, the Company believes the Proposal may properly be excluded from its proxy materials for the 2011 Annual Meeting pursuant to:

- Rule 14a-8(i)(10) because the Company already has substantially implemented the Proposal; and
- Rules 14a-8(i)(3) and 14a-9 because the Proposal is impermissibly vague and indefinite so as to be inherently misleading.

DISCUSSION

Rule 14a-8(i)(10) – The Proposal has been substantially implemented by the Company because the Company has not "opted out" of Section 48-17-102(a)(2) of the Tennessee Business Corporation Act

Rule 14a-8(i)(10) background

Rule 14a-8(i)(10) allows a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. A company need not have fully effected a proposal in order for Rule 14a-8(i)(10) to serve as a basis for exclusion; rather, the company must have "substantially implemented" the proposal. *Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders*, Exchange Act Release No. 34-20091 (Aug. 16, 1983).

Commission statements and Staff precedent under Rule 14a-8(i)(10) confirm that the standard for determining whether a proposal has been "substantially implemented" is not dependent on the means by which implementation is achieved. For example, in adopting the predecessor to Rule 14a-8(i)(10), the Commission specifically determined not to require that the substance of a proposal be implemented by management action to support exclusion, acknowledging that "mootness can be caused for reasons other than the actions of management, such as statutory enactments, court decisions, business changes and supervening corporate events." *Adoption of Amendments Relating to Proposals by Security Holders*, Exchange Act Release No. 34-12999 (Nov. 22, 1976) (the "1976 Release"). Further, the Staff consistently has concurred in the exclusion of proposals under Rule 14a-8(i)(10) where companies' compliance with legal or regulatory requirements, rather than specific management or board action, addressed the concerns underlying the proposals. *See, e.g.*, Johnson & Johnson (Feb. 17, 2006) (permitting the exclusion of a proposal that required the company to verify employment eligibility of current and future employees and to terminate any employee not authorized to work in the United States on the basis that the company already was required to take such actions under federal law); AMR Corp. (Apr. 17, 2000) (permitting the exclusion of a proposal recommending that the company's audit, nominating and compensation committees consist entirely of independent directors on the basis that the company was subject to the independence standards set forth in New York Stock Exchange ("NYSE") listing standards, Section 162(m) of the Internal Revenue Code and Exchange Act Rule 16b-3 for directors serving on such committees); *and* Eastman Kodak Co. (Feb. 1, 1991) (permitting the exclusion of a proposal recommending that the company's board of directors adopt a policy of publishing in the company's annual report the costs of all fines paid by the company for violations of environmental laws based on a representation by the company that it complied with Item 103 of Regulation S-K, which requires similar (albeit not identical) disclosure). Accordingly, Rule 14a-8(i)(10) permits the exclusion of a proposal when a company has implemented the essential objective of the proposal, even where there the company's actions do not exactly correspond to the actions sought by the proposal.

Analysis of the Company's substantial implementation of the Proposal

The Proposal seeks to permit shareholders of the Company's outstanding common stock to call special meetings of shareholders. The Company has substantially implemented the Proposal because Tennessee law gives the Company's shareholders this right. Under Tennessee law the Company must hold a special meeting of shareholders upon the request of holders of at least 10% of the votes entitled to be cast on any issue proposed to be considered at the special meeting. This view of the Company's obligations under Tennessee law is supported by an opinion of Bass, Berry & Sims PLC, Tennessee counsel for the Company, a copy of which is attached hereto as Exhibit B (the "Tennessee Law Opinion").

As further discussed in the Tennessee Law Opinion, the Company is subject to Section 48-17-102(a)(2) of the Tennessee Business Corporation Act (the "Act"), which provides that:

> A corporation shall hold a special meeting of shareholders . . . *[u]nless the charter otherwise provides*, if the holders of at least ten percent (10%) of all the votes entitled to be cast on any issue proposed to be considered at the proposed special meeting sign, date, and deliver to the corporation's secretary one (1) or more written demands for the meeting describing the purpose or purposes for which it is to be held. (emphasis added)

The Company's charter contains neither language "opting out" of the Section 48-17-102(a)(2) of the Act nor any different standard or manner for shareholders to call special meetings. As such, the Company must comply with the plain language of Section 48-17-102(a)(2). The Company's existing compliance with this section of the Act meets the essential objective of the Proposal: providing Company shareholders with the ability to call a special meeting. By virtue of incorporating in Tennessee and not opting out of Section 48-17-102(a)(2) of the Act, the Company has substantially implemented the Proposal.

The Tennessee Law Opinion, prior informal positions of the Staff and, as discussed above, the Commission's statements in the 1976 Release, all support the view that the Company has substantially implemented the Proposal by not including in its charter language that would opt out of Section 48-17-102(a)(2) of the Act. The Company's situation is similar to those addressed in *Johnson & Johnson* and *Eastman Kodak Co.*, discussed above, in *Honeywell International Inc.* (Feb. 21, 2007) ("Honeywell") and in *Intel Corp.* (Feb. 14, 2005) ("Intel").

In *Honeywell*, the Staff concurred with Honeywell's determination that it could exclude from its proxy materials a proposal requesting that Honeywell's board of directors adopt a policy requiring proxy disclosure of the material terms of all relationships between (i) each director nominee deemed to be independent within NYSE listing standards and (ii) Honeywell or any of its executive officers that were considered by Honeywell's board of directors in determining whether the nominee was independent. Honeywell made this determination on the basis that it had substantially implemented the proposal because it was required to comply with the Commission's then-newly adopted amendments to Item 404 and new Item 407 of Regulation S-

K and NYSE Section 303A.02 (which required NYSE-listed companies to disclose in their proxy statements the basis for director independence determinations), which collectively required substantially similar disclosure to that requested in the proposal.

In *Intel*, the Staff concurred with Intel's determination that the company could exclude from its proxy materials a proposal requesting that Intel establish a policy of expensing all future stock options granted by the company on the basis that Intel had substantially implemented the proposal through its adoption of Financial Accounting Standards Board Statement No. 123 (revised 2004), *Share-Based Payment* ("FAS 123(R)"). Intel argued that the proposal had been substantially implemented because FAS 123(R) requires, among other things, that public companies recognize share-based payments, including stock options, as expense in their financial statements. Although the proponent asserted in correspondence with the Staff that adoption of an accounting standard was different than management's adoption of a policy as requested under the proposal, the Staff concurred with Intel's determination that its adoption of FAS 123(R) had substantially implemented the proposal. *See also* Verizon Communications Inc. (Feb. 21, 2007) (same) *and* Honeywell International Inc. (Feb. 14, 2005) (same).

That the Proposal requests the power to call special meetings be vested in "shareholders" and the Act vests such power in "holders of at least ten percent (10%) of all the votes entitled to be cast on any issue proposed to be considered at the proposed special meeting" is immaterial in determining whether the Company has substantially implemented the Proposal. The Staff has agreed that a company need not have implemented each and every aspect of a proposal for that proposal to be "substantially implemented"; rather, the Staff has granted no-action relief if a company has implemented the essential objectives of the proposal. *See, e.g.*, General Dynamics Corporation (Feb. 6, 2009) ("General Dynamics") (permitting the exclusion of a proposal that requested the company's board of directors take all steps necessary to amend the company's bylaws and other governing documents to permit holders of 10% of the company's common stock to call a special meeting because the company approved a bylaw amendment allowing a single shareholder holding 10% or a group of shareholders holding at least 25% of the combined voting power of the company to call a special meeting); Honeywell *and* Eastman Kodak Co.

The Company is aware that the Staff was unable to concur that Verizon Communications Inc., Halliburton Company and AT&T Inc. could omit similar proposals from their 2010 proxy materials as substantially implemented and respectfully submits that the Proposal and the Company's implementation of the Proposal are distinguishable from these situations. *See* Verizon Communications Inc. (Jan. 28, 2010) ("Verizon"), Halliburton Company (Feb. 13, 2010, recon. Mar. 19, 2010) ("Halliburton") *and* AT&T Inc. (Feb. 12, 2010) ("AT&T"). Similar to the proposal in General Dynamics, the proposals submitted to each of these companies requested that the board take action to allow holders of 10% of the outstanding common stock to call a special shareholder meeting. However, the proposal at issue in each of Verizon, Halliburton and AT&T (but not General Dynamics) also specifically stated that "this [power] includes that a large number of small shareowners can combine their holdings to equal the above 10% of holders," which, in the cases of Verizon and Halliburton, represented a departure from each company's then-existing bylaws.[1] In the Staff's reply to Verizon, the Staff's first response to the three companies, the Staff appears to have taken this departure into account in denying no action relief, as the Staff clearly indicated that the proposal "specifically seeks to allow shareowners to combine their holdings to meet the 10% ownership threshold." The Proposal does not contain this or similar language and, even if it did, the Company's shareholders are not now prohibited from cumulating their share holdings to reach Tennessee's statutory 10% ownership threshold, and, as such, the Proposal does not represent such a departure from the Company's existing governing documents.

The Proposal also is distinguishable from the proposal at issue in AT&T because the Proposal does not specify or imply that the Company's shareholders must meet any particular share ownership threshold in order to call special meetings, whereas the proposal at issue in AT&T specifically provided for a 10% ownership requirement when AT&T's bylaws provided for a 15% ownership requirement.

Further, as discussed in section B.2 below, it is unclear whether the Proponent intended for a minimum ownership threshold to apply to shareholders' power to call special meetings. Failure to provide such threshold reinforces the assertion that the essential objective of the Proposal is to provide shareholders of the Company with the power to call special meetings. As discussed above, the Company has implemented this essential objective of the Proposal because shareholders of the Company have this power, subject only to the possible need for minimal collective shareholder action under Tennessee law.

For the reasons set forth above, the Company has substantially implemented the Proposal and, therefore, the Proposal may be excluded from the Company's 2011 proxy materials in reliance on Rule 14a-8(i)(10).

Rule 14a-8(i)(3) – The Proposal is vague and indefinite and, consequently, materially false and misleading

Rule 14a-8(i)(3) background

Rule 14a-8(i)(3) permits exclusion of a shareholder proposal and supporting statement if either is contrary to the Commission's proxy rules, including Rule 14a-9, which prohibits the making of false or misleading statements in proxy materials. The Staff has stated that a proposal is misleading, and therefore excludable under Rule 14a-8(i)(3), if "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." U.S. Securities and

[1] Verizon and Halliburton had adopted a bylaw similar to that adopted in General Dynamics, which allowed a single shareholder holding 10% or a group of shareholders holding at least 25% of the combined voting power of the company to call a special meeting.

Exchange Commission, Division of Corporation Finance, *Staff Legal Bulletin No. 14B, Shareholder Proposals* (Sept. 15, 2004).

The Staff routinely has permitted exclusion of a proposal in its entirety where the actions taken by the company to implement the proposal could differ significantly from the actions envisioned by the shareholders voting on the proposal. *See, e.g.*, Berkshire Hathaway Inc. (Mar. 2, 2007) (permitting the exclusion of a proposal seeking to restrict the company from investing in securities of any foreign corporation engaging in activities prohibited by an Executive Order on the basis that the proposal was vague and indefinite because it was unclear exactly what investments would be prohibited); *and* NYNEX Corp. (Jan. 12, 1990) (permitting the exclusion of a proposal relating to noninterference with the government policies of certain foreign nations on the basis that the proposal was "so inherently vague and indefinite" that any action by the company "could be significantly different from the action envisioned by shareholders voting on the proposal"). In fact, the Staff concurred with a determination by International Business Machines to exclude in its entirety from its 2009 proxy materials a proposal that was nearly identical to the Proposal (and as for which Mr. Chevedden also was acting as proxy) on the basis that the proposal was vague and indefinite. International Business Machines Corporation (Jan. 26, 2009) ("IBM"). The Staff also concurred with a determination by Time Warner Inc. to exclude in its entirety from its 2008 proxy materials a slightly different variation of the Proposal that sought "no restriction" on the right of a shareholder to call a special meeting "compared to the standard allowed by applicable law" on the basis that the proposal was vague and misleading because the company could not infer whether the proposal was intended to eliminate restrictions on (i) required minimum stock holdings for a stockholder to call a special meeting, (ii) subjects to be brought before a special meeting or (iii) the frequency with which special meetings may be called. Time Warner Inc. (Jan. 31, 2008) ("Time Warner"). *See also* Raytheon Company (Mar. 28, 2008); Office Depot, Inc. (Feb. 25, 2008); Schering-Plough Corporation (Feb. 22, 2008); Mattel, Inc. (Feb. 22, 2008); *and* Bristol-Myers Squibb Company (Jan. 30, 2008).

Analysis of the Proposal

The Proposal, while seemingly simple on first glance, is subject to conflicting interpretations upon closer review. Importantly, the Proposal does not define or provide adequate guidance to shareholders or the Company's board of directors with regard to the central aspect of the Proposal – i.e., who exactly is entitled to call special meetings of King's shareholders. The Proposal wholly fails to specify a threshold percentage of voting power or number or value of shares that would be required for one or more shareholders to request that a special meeting be called – even whether that threshold is ownership of but a single share of the Company's stock. Rather, the Proponent merely (and confusingly) requests that Company's board of directors take steps to grant some unspecified number or percentage of "shareholders the power to call a special shareowner meeting." The use of the plural "shareholders" could be interpreted to require some unknown minimum procedural ownership threshold for a shareholder to call a special meeting or could be interpreted more loosely to permit the holder of even a single share to call a special meeting. As a result, in considering the Proposal, shareholders will not necessarily know what they are voting for and the board of directors will not necessarily know how to implement the Proposal if it is approved by the shareholders.

As these differing interpretations make clear, the Proponent's word choice obfuscates the true intent of the Proposal. The vague and misleading nature of the Proposal makes it likely that any action taken by the Company to implement the Proposal would differ significantly from the action envisioned by the Company's shareholders in deciding whether to approve the Proposal. As discussed above, where actions taken by a company to implement a proposal could differ significantly from the actions envisioned by shareholders voting on the proposal, the proposal is false and misleading and may be excluded under Rule 14a-8(i)(3). *See, e.g.*, IBM and Time Warner. For these reasons, the Proposal is vague and indefinite, and, therefore, materially false and misleading in violation of Rule 14a-9. As such, the entire Proposal properly should be excluded under Rule 14a-8(i)(3).

CONCLUSION

For the reasons set forth above, the Company believes it may exclude the Proposal from its 2011 proxy materials pursuant to Rules 14a-8(i)(10) and (i)(3). By this letter, we request confirmation that the Staff will not recommend enforcement action to the Commission if the Company so excludes the Proposal.

If you have any questions regarding this request or desire additional information, please contact the undersigned at (423) 990-2523, or the Company's outside counsel, David B.H. Martin of Covington & Burling LLP, at (202) 662-5128.

Very truly yours,



William L. Phillips III
Assistant General Counsel and
Secretary

cc: John Chevedden
William Steiner
David B.H. Martin, Covington & Burling LLP

Enclosures

Exhibit A

The Proposal and Correspondence

[See attached]

Kenneth Steiner

FISMA & OMB Memorandum M-07-16

Mr. Brian A. Markison
Chairman of the Board
King Pharmaceuticals, Inc. (KG)
501 5th St
Bristol TN 37620
Phone: 423 989-8000

Dear Mr. Markison,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

FISMA & OMB Memorandum M-07-16 at:

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,



Kenneth Steiner

9/20/10
Date

cc: James W. Elrod
Corporate Secretary
William L. Phillips <William.Phillips@kingpharm.com>
FX: 423-990-0544

[KG: Rule 14a-8 Proposal, October 7, 2010]
3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give shareholders the power to call a special shareowner meeting without any exception or exclusion conditions (to the fullest extent permitted by law) that apply only to shareowners but not to management and/or the board and to explicitly so state this in our applicable governing documents.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowner input on the timing of shareowner meetings is especially important during a major restructuring – when events unfold quickly and issues may become moot by the next annual meeting. This proposal does not impact our board's current power to call a special meeting.

The merit of this Special Shareowner Meeting proposal should also be considered in the context of the need for additional improvement in our company's 2010 reported corporate governance status.

Please encourage our board to respond positively to this proposal: Special Shareowner Meetings – Yes on 3. [Number to be assigned by the company.]

Notes:
Kenneth Steiner, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email***FISMA & OMB Memorandum M-07-16***



King Pharmaceuticals

Wm. L. Phillips III
Corporate Secretary
Vice President
Assistant General Counsel

King Pharmaceuticals, Inc.
501 Fifth Street
Bristol, TN 37620
423.990.2523
fax 423.990.0544
will.phillips@kingpharm.com
www.kingpharm.com
NYSE:KG

October 15, 2010

BY UPS OVERNIGHT AND ELECTRONIC MAIL TO ***FISMA & OMB Memorandum M-07-16***

John Chevedden

FISMA & OMB Memorandum M-07-16

Re: Notification of Procedural Deficiencies in Kenneth Steiner's Shareholder Proposal

Dear Mr. Chevedden:

On October 7, 2010, we received via electronic mail a letter from Kenneth Steiner, dated September 20, 2010, requesting that King Pharmaceuticals, Inc. (the "Company") include Mr. Steiner's shareholder proposal (the "Proposal") in the Company's proxy materials for its 2011 annual meeting of shareholders (the "Annual Meeting"). The Proposal appears to contain certain procedural deficiencies under Securities and Exchange Commission ("SEC") Rule 14a-8, a copy of which is attached to this letter. The purpose of this letter is to bring these deficiencies to your attention and to provide Mr. Steiner with an opportunity to correct them. The failure to correct these deficiencies within 14 days following your receipt of this letter will provide the Company with a basis to exclude the Proposal from its proxy materials for the Annual Meeting.

Rule 14a-8(b) (Question 2 of Rule 14a-8) provides that a shareholder proponent must submit sufficient proof of continuous ownership of at least $2,000 in market value, or 1%, of a company's common shares entitled to vote on the proposal at the meeting for at least one year as of the date the proponent submitted the proposal. The Company's share register does not indicate that Mr. Steiner is the record owner of any shares of the Company's common stock and the Company has not received proof that Mr. Steiner otherwise satisfied Rule 14a-8's ownership requirements as of the date that his proposal was submitted to the Company.

To remedy this deficiency, Mr. Steiner must submit proof of his ownership of the minimum amount of Company shares required by Rule 14a-8(b) as of the date that he submitted the Proposal. As explained in Rule 14a-8(b), proof may be in the form of:

- a written statement from the "record" holder of the shares (usually a broker or bank) verifying that, at the time Mr. Steiner submitted the Proposal, he continuously held the shares for at least one year. An account statement from his broker or bank will not satisfy this requirement.

- if Mr. Steiner has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting his ownership of the shares as of or before the date on which the one-year eligibility period begins, then (i) a copy of the schedule and/or form, and any subsequent amendments reporting a change in his ownership level, and (ii) a written statement that he has continuously held the required number of shares for the one-year period as of the date of the statement.

Rule 14a-8 requires that Mr. Steiner correct the deficiencies noted above in order to have the Proposal included in the Company's proxy materials for the Annual Meeting. The response to this letter must be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please send any correspondence to William L. Phillips III, Secretary, King Pharmaceuticals, Inc., 501 Fifth Street, Bristol, TN 37620; facsimile 423-990-0544.

If Mr. Steiner adequately remedies the deficiencies described in this notice within the required time frame, the Company will then address the substance of the Proposal. The Company reserves the right to raise any substantive objections it has to the Proposal at a later date and to seek relief from the SEC as appropriate.

Sincerely,



William L. Phillips III
Secretary



DISCOUNT BROKERS

Date: 12 October 2010

To whom it may concern:

As introducing broker for the account of Kenneth Steiner, account number ***FISMA & OMB Memorandum M-07-16*** held with National Financial Services ~~Corp~~ LLC as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification Kenneth Steiner is and has been the beneficial owner of 2,000 shares of King Pharmaceuticals, Inc. (KG); having held at least two thousand dollars worth of the above mentioned security since the following date: 11/28/03, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 10-15-10 # of pages ▶
To William Phillips	From John Chevedden
Co./Dept.	Co.
Phone #	Phone ***FISMA & OMB Memorandum M-07-16***
Fax # 423-990-0544	Fax #

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516·328·2600 800·695·EASY www.djfdis.com Fax 516·328·2323

Wm. L. Phillips III
Corporate Secretary
Vice President
Assistant General Counsel

King Pharmaceuticals, Inc.
501 Fifth Street
Bristol, TN 37620
423.990.2523
fax 423.990.0544
will.phillips@kingpharm.com
www.kingpharm.com
NYSE:KG



King Pharmaceuticals

October 21, 2010

BY UPS OVERNIGHT AND ELECTRONIC MAIL TO ***FISMA & OMB Memorandum M-07-16***

John Chevedden

FISMA & OMB Memorandum M-07-16

Re: Notification of Procedural Deficiencies in Kenneth Steiner's Shareholder Proposal

Dear Mr. Chevedden:

By letter dated October 15, 2010 (the "October 15 Letter"), we informed you of certain procedural deficiencies in Kenneth Steiner's shareholder proposal (the "Proposal") submitted via electronic mail on October 7, 2010 for inclusion in the proxy materials for the 2011 annual meeting of shareholders (the "Annual Meeting") of King Pharmaceuticals, Inc. (the "Company"). In response to the October 15 Letter, on October 17, 2010, we received via electronic mail a letter from DJF Discount Brokers regarding Mr. Steiner's beneficial ownership of the Company's common stock (the "DJF Letter").

The purpose of this letter is (1) to inform you that, in light of the ruling in *Apache Corp. v. Chevedden*, 696 F.Supp.2d 723 (S.D.Tex. 2010), it is the Company's position that the DJF Letter does not satisfy the requirements in Securities and Exchange Commission ("SEC") Rule 14a-8(b), as explained in the October 15 Letter, and (2) to provide Mr. Steiner with an opportunity to correct this deficiency by submitting sufficient proof of his ownership of the minimum amount of Company shares required by Rule 14a-8(b) as of the date that he submitted the Proposal.

Please send any correspondence to William L. Phillips III, Secretary, King Pharmaceuticals, Inc., 501 Fifth Street, Bristol, TN 37620; facsimile 423-990-0544.

If Mr. Steiner adequately remedies the deficiencies described in this notice within the required time frame, the Company will then address the substance of the Proposal. The Company reserves the right to raise any substantive objections it has to the Proposal at a later date and to seek relief from the SEC as appropriate.

Sincerely,

William L. Phillips III
Secretary

From: ***FISMA & OMB Memorandum M-07-16***
Sent:
To: Phillips, William
Subject: Re: Kenneth Steiner Proposal (KG)

Mr. Phillips, This is in regard to the company October 21, 2010 letter which mentioned the Apache case where the Court said "The [Apache] ruling is narrow." The DJF Discount Brokers letter is consistent with The Hain Celestial Group, Inc. (October 1, 2008) no-action decision, which has not been reversed. Please also see no action decisions for Union Pacific Corporation (March 26, 2010), Devon Energy Corporation (April 20, 2010) and News Corp. (July 27, 2010). Please advise by Monday whether you can produce a no action decision that reversed any of these decisions.

Sincerely,
John Chevedden
cc: Kenneth Steiner

Exhibit B

Bass Berry Opinion

[See attached]

BASS
BERRY • SIMS PLC
150 Third Avenue South, Suite 2800
Nashville, TN 37201
(615) 742-6200

January 26, 2011

King Pharmaceuticals, Inc.
501 Fifth Street
Bristol, TN 37620

Ladies and Gentlemen:

We have acted as special Tennessee counsel to King Pharmaceuticals, Inc., a Tennessee corporation (the "Company"), in connection with a proposal (the "Proposal") submitted by Kenneth Steiner (the "Proponent") which the Proponent intends to present at the Company's 2011 annual meeting of shareholders. In connection therewith, you have requested our opinion with respect to certain matters under the Tennessee Business Corporation Act (the "TBCA") as set forth below.

In connection with this opinion, we have reviewed (i) the Third Amended and Restated Charter of the Company, as filed with the Secretary of State of the State of Tennessee on May 17, 2007 (the "Charter"), and (ii) the Proposal and the supporting statement thereto.

The Proposal

The Proposal requests that the Company's board of directors "take the steps necessary to . . . give shareholders the power to call a special shareowner meeting. . ."[1] The Company's shareholders already have this power pursuant to the TBCA.

Our Opinion

You have asked for our opinion as to whether, under the TBCA, shareholders of the Company currently have the right to call a special meeting of the shareholders of the Company.

TBCA § 48-17-102(a) provides in pertinent part that:

> "[a] corporation shall hold a special meeting of shareholders... [u]nless the charter otherwise provides, if the holders of at least ten percent (10%) of all the votes entitled to be cast on any issue

[1] The Proposal reads in its entirety as follows: "RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give shareholders the power to call a special shareowner meeting without any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board and to explicitly so state this in our applicable governing documents."

> proposed to be considered at the proposed special meeting sign, date, and deliver to the corporation's secretary one (1) or more written demands for the meeting describing the purpose or purposes for which it is to be held."

There is no case law interpreting the above statutory provision in a manner that impacts or otherwise vitiates the right of shareholders to call a special meeting in accordance with the plain terms of TBCA § 48-17-102(a) in the absence of any charter provision to the contrary.

Under TBCA § 48-17-102(a), the right of shareholders to call a special meeting pursuant to TBCA § 48-17-102(a) can only be limited or eliminated by language in a Tennessee corporation's charter (any purported limitation or elimination of such right outside of a Tennessee corporation's charter would not affect such right). The Charter contains no such provision limiting the ability of the shareholders of the Company to call a special meeting pursuant to TBCA § 48-17-102(a), and therefore the shareholders of the Company currently have the right to call a special meeting in accordance with TBCA § 48-17-102(a).

Based on the foregoing, and subject to the limitations and qualifications set forth herein, we are of the opinion that the holders of ten percent (10%) or more of the outstanding common stock of the Company have the right to call a special meeting of the Company's shareholders upon written notice to the Company's Secretary describing the purpose or purposes for which such meeting is to be held.

We express no opinion herein other than as to matters covered by the TBCA.

Our opinion is rendered as of the date hereof and we assume no obligation to advise you of changes in law or fact (or the effect thereof on the opinions expressed herein) that hereafter may come to our attention.

You may furnish a copy of this letter to the Securities and Exchange Commission and the Proponent in connection with the matters described herein. Subject to the foregoing, this opinion is rendered solely for your information in connection with the above-referenced matter and may not be delivered or quoted to any other person or relied upon for any other purpose without our prior written consent.

Very truly yours,

Baker, Berry & Sims PLC

9146759.1